Exhibit 4.3

Description of Registrant's Securities
The following summary describes the securities of MGIC Investment Corporation (the "Company") registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
Description of Common Stock
 The following description of the Company's common stock summarizes general terms and provisions that apply to the common stock. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's articles of incorporation, bylaws and rights agreement, which are filed as exhibits to the Annual Report on Form 10-K, of which this Exhibit 4.3 is a part.
Authorized Common Stock
The Company is authorized to issue up to 1,000,000,000 shares of common stock, $1.00 par value per share. All of the Company's issued and outstanding shares are fully paid and nonassessable.
Dividend Rights
The holders of the Company's common stock will be entitled to receive and share equally in any dividends as may be declared by the Company's board of directors out of funds legally available for dividends. If the Company issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends. Also, because the Company is a holding company, the Company's rights and the rights of its creditors, including the holders of debt securities, and shareholders to participate in any distribution of assets of any subsidiary upon the subsidiary’s liquidation or reorganization or otherwise is subject to the prior claims of the subsidiary’s creditors, except to the extent that the Company may be a creditor with recognized claims against the subsidiary.
Voting Rights
Except as provided under Wisconsin law and except as may be determined by the Company's board of directors with respect to any series of preferred stock, only the holders of the Company's common stock will be entitled to vote for the election of members of the Company's board of directors and on all other matters. Holders of the Company's common stock are entitled to one vote per share of common stock held by them on all matters properly submitted to a vote of shareholders, subject to Section 180.1150 of the Wisconsin Business Corporation Law. Please see “Certain Statutory Provisions - Control Share Voting Restrictions.” Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected.
Liquidation and Other Rights
All shares of the Company's common stock are entitled to participate equally in distributions in liquidation, subject to the prior rights of any preferred stock that may be outstanding. Holders of the Company's common stock have no preemptive rights to subscribe for or purchase the Company's shares. There are no conversion rights, sinking fund or redemption provisions applicable to the Company's common stock.
Listing
The Company's common stock is traded on the New York Stock Exchange under the symbol "MTG."
Description of Common Share Purchase Rights
On July 22, 1999, the Company's board of directors declared a dividend of one common share purchase right for each outstanding share of common stock. Pursuant to the shareholder rights agreement, as amended and restated through August 1, 2018, under which the rights were issued, each right entitles the registered holder to purchase from the Company one-tenth of one common share for $45.00 per full common share (equivalent to $4.50 for each one-tenth of a share), subject to adjustment, once the rights become exercisable.

The rights will not be exercisable until the earlier to occur of (1) 10 days after the public announcement, or the Company's board of directors concluding, that a person or group has become an acquiring person or (2) 10 business days (or such later date as the Company's board of directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an acquiring person (the earlier of such dates being called the "distribution date"), and until that time, the certificates (or book entries) that represent common stock will also evidence the rights. An "acquiring person" is any person that becomes a beneficial owner of 5% or more of the Company's common stock, subject to certain exceptions.
If there is a distribution date, then each right, subject to certain limitations, will entitle its holder to purchase, for $45.00, common shares with a market value of $90.00, based on the market price of the common shares prior to the distribution. Subject to extension, the rights will expire on the earliest to occur of (i) March 1, 2020, (ii) the time at which the rights are redeemed as provided in the shareholder rights agreement; (iii) the time at which the rights are exchanged as provided in the shareholder rights agreement; (iv) the repeal of Section 382 of the Internal Revenue Code of 1986, as amended, if the Company's board of directors determines that the shareholder rights agreement is no longer necessary for the preservation of certain tax benefits, including the Company's net operating loss carryovers, that would have been affected by such section; and (v) the beginning of the Company's taxable year to which the Company's board of directors determines that no such tax benefits may be carried forward.  The rights are redeemable at a price of $0.001 per right at any time prior to the time a person becomes an acquiring person. With certain specific exceptions, the Company's board of directors may amend the rights in any respect without the consent of the holders of the rights.
Certain Statutory Provisions
Wisconsin law, under which the Company is incorporated, contains certain provisions that may be important when considering the rights of holders of shares of the Company's common stock. The description set forth below is intended as a summary only. For complete information, please review the applicable provisions of the Wisconsin Business Corporation Law and the Wisconsin insurance statutes.
Business Combination Statute.  Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law regulate a broad range of “business combinations” between a “resident domestic corporation” and an “interested stockholder.” A “business combination” is defined to include any of the following transactions:

·	a merger or share exchange;

·
a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to 5% or more of the market value of the stock or consolidated assets of the resident domestic corporation or 10% of its consolidated earning power or income;

·	the issuance or transfer of stock or rights to purchase stock with a market value equal to 5% or more of the outstanding stock of the resident domestic corporation;

·	the adoption of a plan of liquidation or dissolution; or

·	certain other transactions involving an interested shareholder.
A “resident domestic corporation” is defined to mean a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and that, as of the relevant date, satisfies any of the following:

·	its principal offices are located in Wisconsin;

·	it has significant business operations located in Wisconsin;

·	more than 10% of the holders of record of its shares are residents of Wisconsin; or

·	more than 10% of its shares are held of record by residents of Wisconsin.
We are a resident domestic corporation for purposes of these statutory provisions.

An "interested stockholder" is defined to mean a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a resident domestic corporation or who is an affiliate or associate of the resident domestic corporation and beneficially owned 10% of the voting power of its then outstanding voting stock within the last three years.
Under this law, the Company cannot engage in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the Company's board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested stockholder, in each case before such acquisition of stock. The Company may engage in a business combination with an interested stockholder after the three-year period with respect to that stockholder expires only if one or more of the following conditions is satisfied:

·	the Company's board of directors approved the acquisition of the stock that resulted in the person becoming an interested stockholder prior to such acquisition;

·	the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder; or

·	the consideration to be received by stockholders meets certain fair price requirements of the statute with respect to form and amount.
Fair Price Statute.  Sections 180.1130 to 180.1133 of the Wisconsin Business Corporation Law also regulates certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a significant shareholder (or, in certain cases, an affiliate of the significant shareholder) and a resident domestic corporation such as us. A “significant shareholder” for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the outstanding voting stock of the resident domestic corporation, or is an affiliate of the resident domestic corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation within the last two years. Any such transaction must be approved by 80% of the voting power of the resident domestic corporation’s stock and at least two-thirds of the voting power of its stock not beneficially owned by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met:

·	the aggregate value of the per share consideration is at least equal to the highest of:

·
the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination;

·
the market value of the corporation’s shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher; or

·	the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled; and

·	the consideration is to be received in either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares previously acquired by it.
Control Share Voting Restrictions.  Under Section 180.1150 of the Wisconsin Business Corporation Law, unless otherwise provided in the articles of incorporation or otherwise specified by the board of directors, the voting power of shares of a resident domestic corporation held by any person or group of persons acting together in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction in which the corporation’s shareholders have approved restoration of the full voting power of the otherwise restricted shares. Our articles do not provide otherwise.
Defensive Action Restrictions.  Section 180.1134 of the Wisconsin Business Corporation Law provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the resident domestic corporation to do either of the following:

·
acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities which may be converted into voting shares; or

·
sell or option assets of the corporation which amount to 10% or more of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.

The Company currently has more than three independent directors. The foregoing restrictions may have the effect of deterring a shareholder from acquiring the Company's shares with the goal of seeking to have the Company repurchase such shares at a premium over market price.
Insurance Regulations.  Wisconsin’s insurance statutes and regulations generally provide that no person may acquire control of the Company unless the transaction in which control is acquired has been approved by the Office of the Commissioner of Insurance for the State of Wisconsin (the "OCI"). The regulations provide for a rebuttable presumption of control when a person directly or indirectly owns or has the right to vote more than 10% of the voting securities. In addition, the insurance regulations of other states in which the Company's subsidiary, Mortgage Guaranty Insurance Corporation ("MGIC") is a licensed insurer require notification to the state’s insurance department a specified time before a person acquires control of the Company. If such states disapprove the change of control, the Company's or MGIC's licenses to conduct business in the disapproving states could be terminated. In addition, the OCI may seize securities owned by a person who has or is proposing to acquire securities in violation of the Wisconsin statute.